Exhibit 4.1

THIRD AMENDMENT TO RESTATED LOAN AND SECURITY AGREEMENT

AND WAIVER

            This Third Amendment to Restated Loan and Security Agreement and Waiver (this "Amendment") is made and entered into as of August 23, 2005, but effective as of June 30, 2005, by and between CPAC, INC. (the "Borrower") and BANK OF AMERICA, N.A. (the "Lender");

W I T N E S S E T H:

            WHEREAS, the Borrower and the Lender have made and entered into that certain Restated Loan and Security Agreement, dated as of August 29, 2002, as amended (the "Original Loan Agreement" and, as amended hereby, the "Loan Agreement"; capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Loan Agreement);

            WHEREAS, pursuant to the Loan Agreement, the Lender has extended to the Borrower a Revolving Loan facility in the original principal amount of up to $5,000,000 (the "Revolving Loan"), which Revolving Loan facility is evidenced by the Promissory Note, dated as of July 19, 2004, from the Borrower to the Lender in the principal amount of up to $5,000,000 (the "Original Revolving Note");

            WHEREAS, Borrower has effected a tax-free reorganization with its former Subsidiaries, Trebla Chemical Company ("Trebla") and Profit Recovery Systems, Inc. ("PRS"), with Trebla and PRS having been merged into Borrower and their assets and liabilities subsequently transferred to Allied Diagnostic Imaging Resources, Inc., a Subsidiary of Borrower;

            WHEREAS, Borrower has created a new Subsidiary, CPAC Equipment, Inc. ("CPAC Equipment") and transferred its silver recovery equipment business division to CPAC Equipment;

            WHEREAS, Borrower is in default under certain provisions of the Original Loan Agreement and has asked the Lender to waive the same;

            WHEREAS, the Borrower desires to have Lender waive such defaults, to extend the Revolving Loan for an additional two year period, to decrease the principal amount of the Revolving Loan to $3,000,000 and to amend certain provisions of the Loan Agreement, and the Lender is willing to agree to the same on the terms and conditions set forth herein;

            NOW THEREFORE, for and in consideration of the foregoing and for ten dollars ($10.00) and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1.

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Amendments to Loan Documents

            Section 1.1     Loan Agreement Definition Amendments. The definition of "Revolving Loan Termination Date" in Section 1.1 of Exhibit A to the Loan Agreement is hereby amended in its entirety to read as follows:

            "Maximum Revolving Loan Amount" means $3,000,000.

            "Note" shall mean the Revolving Note as defined in Section 2.2 and any other promissory note now or hereafter evidencing any Obligations, and all modifications, extensions and renewals thereof.

            "Revolving Loan Termination Date" or "Termination Date" means October 31, 2007.

            Section 1.2     Covenant Amendment. Section 2.2 of the Loan Agreement is hereby amended in its entirety to read as follows:

            2.2      Promissory Note.    The Revolving Loan shall be evidenced by and payable in accordance with the terms of a renewal promissory note in the face amount of the Maximum Revolving Loan Amount dated as of August 23, 2005, from the Borrower to the order of Lender (as amended, modified, supplemented, restated or renewed from time to time, the "Revolving Note") and shall be repayable in accordance with the terms of the Revolving Note and this Agreement.

            Section 1.3     Covenant Amendment. Section 7.1 of the Loan Agreement is hereby amended in its entirety to read as follows:

            7.1.      Net Worth. Maintain a minimum Net Worth of no less than $37,500,000 as of each fiscal quarter end from June 30, 2005 through March 31, 2006. Borrower's Net Worth shall increase, as of each fiscal year-end thereafter, by 25% of the Borrower's Net Income for such year (e.g., for FY 2007, its Net Worth must be at least $37,500,000 plus 25% of FY 2006 Net Income; for FY 2008, its Net Worth must be at least $37,500,000 plus 25% of FY 2006 Net Income, plus 25% of FY 2007 Net Income). "Net Worth" shall mean, as of any date of determination, Borrower's total capital stock, plus Borrower's paid-in-capital, plus Borrower's retained earnings, net of the Borrower's treasury stock and net of foreign currency translation adjustments, in each case calculated on a consolidated basis and in accordance with GAAP. "Net Income" shall mean, for any period, the net income of the Borrower and its Subsidiaries, calculated on a consolidated basis and in accordance with GAAP.

            Section 1.4     Covenant Amendment. Section 7.2 of the Loan Agreement is hereby amended in its entirety to read as follows:

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            7.2.      Funded Debt to Cash Flow Ratio. Maintain, as of each fiscal quarter-end, a ratio of its Funded Debt as of such date to its Cash Flow for the Trailing Four Quarter Period of no greater than (a) 3.00 to 1.00 for the fiscal quarter ending September 30, 2005 and December 31, 2005, and (b) 2.50 to 1.00 for March 31, 2006 and each fiscal quarter end thereafter. "Funded Debt" shall mean, as of any date of calculation, Borrower's Debt for money borrowed and Debt represented by notes payable and drafts accepted representing extensions of credit, all obligations evidenced by bonds, debentures, notes or other similar instruments, all Debt upon which interest charges are customarily paid, all Capitalized Lease Obligations, all reimbursement obligations with respect to outstanding letters of credit, all Debt issued or assumed as full or partial payment for property or services (other than trade payables arising in the ordinary course of business, but only if and so long as such accounts are payable on customary trade terms), whether or not any such notes, drafts, obligations or Debt for money borrowed, and, without duplication, guaranties of any of the foregoing, in each case calculated on a consolidated basis and in accordance with GAAP. "Cash Flow" shall mean, as of any date of calculation, Borrower's Net Income for the Trailing Four Quarter Period, plus, to the extent deducted in determining Net Income for such period, the sum of each of the following for such period: (a) depreciation and amortization allowances, (b) interest expense (net of any interest income), (c) income tax expense, and (d) through March 31, 2006, the non cash portion of the write down of the investment in Management Cleaning Controls taken in the fourth quarter ended March 31, 2005, in each case calculated on a consolidated basis and in accordance with GAAP.

            Section 1.5     Covenant Amendment. Section 7.3 of the Loan Agreement is hereby amended in its entirety to read as follows:

            7.3.      Debt Service Coverage Ratio. Maintain, as of each fiscal quarter-end, a ratio of its Adjusted Cash Flow to its Debt Service of not less than (a) 1.15 to 1.00 for the fiscal quarter ending September 30, 2005, and (b) 1.50 to 1.00 for December 31, 2005 and each fiscal quarter end thereafter. "Adjusted Cash Flow" shall mean, as of any date of calculation, Borrower's Cash Flow minus dividends, distributions and withdrawals for the most recently completed Trailing Four Quarter Period. "Debt Service" shall mean, as of any date of calculation, the portion of Borrower's Long Term Debt and interest expense which is due and payable during the Prospective Four Quarter Period, in each case calculated on a consolidated basis and in accordance with GAAP. "Long Term Debt" shall mean, as of any date of calculation, that portion of Borrower's Total Liabilities which is due and payable during the Prospective Four Quarter Period.

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            Section 1.6     Covenant Amendment. A new Section 7.6 is hereby added to the Loan Agreement to read in its entirety as follows:

            7.6      Minimum Domestic Liquidity. Maintain at all times Domestic Liquidity of at least $2,000,000.

            As used in this Section 7.6, the capitalized terms shall have the following meanings:

            "Domestic Liquidity" shall mean as of any date the sum of (i) Borrower's cash, Lender issued certificates of deposit and Lender savings instruments, plus (ii) Borrower's non-Lender issued certificates of deposit and non-Lender savings instruments, plus (iii) Borrower's U.S. Government Obligations, plus (iv) Borrower's Marketable Securities, plus (v) Borrower's Municipal Bonds, plus (vi) Borrower's Corporate Bonds, plus (vii) Borrower's Commercial Paper; provided each (x) is not subject to any Lien or restriction on use in favor of any Person and (y) is held at a bank or brokerage account located within the United States.

            "Commercial Paper" means commercial paper of any U.S. based company maturing no more than one year from the date of creation thereof and currently having a rating of at least A-2 or P-2 from either Standard & Poor's or Moody's.

            "Corporate Bonds" means non-convertible bonds and/or debentures issued by a Person and listed on the New York Stock Exchange, in each case (x) with a maturity date of less than five years and (y) with a credit rating of not less than Baa3 from Moody's or Standard & Poors.

            "Marketable Securities" shall mean equity securities of a Person listed for trading (without restriction) on the New York Stock Exchange, the American Stock Exchange or NASDAQ, where such Person has a market capitalization of not less than $1,000,000,000, the per share price of such security is not less than $15.00 per share, such securities have been listed on such exchange for not less than six months and such securities are not "internet stocks" ("internet stocks" means, for purposes hereof, securities of a Person whose primary function is to deliver goods or services via the "internet", including those Persons whose primary function is to deliver goods or services to other "internet" companies).

            "Municipal Bonds" means (i) direct obligations of a State of the United States of America or any political subdivision of such a State, (ii) obligations unconditionally guaranteed by a State of the United States of America or any political subdivision thereof, and (iii) securities or receipts evidencing ownership interests in obligations or specified portions (such as principal or

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interest) of obligations described in clause (i) or (ii) above the full and timely payment of which securities, receipts or obligations is unconditionally guaranteed by a State of the United States of America or any political subdivision of such a State, in each case (x) with a maturity date of less than five years and (y) with a credit rating of not less than Baa3 or BBB+ from Moody's or Standard & Poors, respectively.

            "U.S. Government Obligations" means (i) direct obligations of the United States of America, (ii) obligations unconditionally guaranteed by the United States of America, and (iii) securities or receipts evidencing ownership interests in obligations or specified portions (such as principal or interest) of obligations described in clause (i) or (ii) above the full and timely payment of which securities, receipts or obligations is unconditionally guaranteed by the United States of America, in each case with a maturity date of less than two years.

            Section 1.7     Covenant Amendment. Section 10.11 of the Loan Agreement is hereby amended in its entirety to read as follows:

            10.11   Arbitration.

            (a)       This Section concerns the resolution of any controversies or claims between the parties, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this agreement (including any renewals, extensions or modifications); or (ii) any document related to this agreement (collectively a "Claim"). For the purposes of this arbitration provision only, the term "parties" shall include any parent corporation, subsidiary or affiliate of the Lender involved in the servicing, management or administration of any obligation described or evidenced by this agreement.

            (b)       At the request of any party to this agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the "Act"). The Act will apply even though this agreement provides that it is governed by the law of a specified state. The arbitration will take place on an individual basis without resort to any form of class action.

            (c)       Arbitration proceedings will be determined in accordance with the Act, the then-current rules and procedures for the arbitration of financial services disputes of the American Arbitration Association or any successor thereof ("AAA"), and the terms of this paragraph. In the event of any inconsistency, the terms of this paragraph shall control. If AAA is unwilling or unable to (i) serve as the provider of arbitration or (ii) enforce any provision of this arbitration clause, any party to this agreement may substitute another arbitration organization with similar procedures to serve as the provider of arbitration.

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            (d)       The arbitration shall be administered by AAA and conducted, unless otherwise required by law, in any U.S. state where real or tangible personal property collateral for this credit is located or if there is no such collateral, in the state specified in the governing law section of this agreement. All Claims shall be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000), upon the request of any party, the Claims shall be decided by three arbitrators. All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days. The arbitrator(s) shall provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed, judgment entered and enforced.

            (e)       The arbitrator(s) will give effect to statutes of limitation in determining any Claim and may dismiss the arbitration on the basis that the Claim is barred. For purposes of the application of the statute of limitations, the service on AAA under applicable AAA rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s). The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this agreement.

            (f)       This paragraph does not limit the right of any party to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or non-judicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights, or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies.

            (g)       The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration.

            Section 1.8     Exhibit Amendment. Exhibit 5.6 to the Loan Agreement is hereby amended in its entirety to read in the form attached hereto as Exhibit 5.6.

ARTICLE 2.

Acknowledgment of Defaults

            Section 2.1     Acknowledgment of Default. Events of Default (the "Existing Defaults") have occurred under Section 8.1(b) the Loan Agreement as a result of the Borrower's failure to comply with Sections 7.1, 7.2 and 7.3 of the Loan Agreement for certain fiscal periods through March 31, 2005.

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            Section 2.2     Acknowledgment of the Borrower. On and as of the date hereof, (i) the Obligations of the Borrower under the Loan Documents continue in full force and effect and (ii) such Obligations are without offset, deduction, or counterclaim of any kind or character whatsoever.

            Section 2.3     Acknowledgment that the Loan Continues in Full Force and Effect. The Obligations and Loan Documents shall remain in full force and effect, and shall not be released, impaired, diminished or in any other way modified or amended as a result of the execution and delivery of this Amendment or by the agreements and undertakings of the parties contained herein.

ARTICLE 3.

Waiver

            Section 3.1     Waiver Covenant. Upon satisfaction of the conditions specified hereinafter in Article 5, Lender shall waive the Existing Defaults and shall not, because of the Existing Defaults,

                       3.1.1   accelerate any Loan or demand accelerated payment of the same;

                       3.1.2   require the payment of interest at the Default Rate set forth in the Loan Documents; or

                       3.1.3   exercise any other remedies under the Loan Agreement or under the other Loan Documents.

            Lender's waiver of the Existing Defaults from such actions, subject to the terms and conditions of this Amendment, is herein referred to as the "Waiver Covenant". The effectiveness of each term of the Waiver Covenant is expressly conditioned on the satisfaction of each and every condition set forth in Article 5 of this Amendment. The Waiver Covenant applies solely to the Existing Defaults and to no other Defaults or Events of Default, whether now existing or hereinafter arising and whether now known to the Lender or the Borrower and/or its Subsidiaries.

            Section 3.2     Continued Compliance With the Loan Documents. Borrower will continue to perform and comply strictly with each and every provision of the Loan Documents (as amended hereby), except for the Existing Defaults, which have been waived by the Lender.

ARTICLE 4.

Release

            Section 4.1     Release. In consideration of the accommodations and concessions made by the Lender pursuant to this Amendment, Borrower does hereby irrevocably remise, release, acquit, satisfy and forever discharge Lender, its successors and assigns, all of its affiliates and

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subsidiaries, past, present and future, and all of its shareholders, officers, directors, employees, agents, attorneys, representatives and participants, from any and all manner of debts, accountings, bonds, warranties, representations, covenants, promises, contracts, controversies, agreements, claims, executions, counterclaims, demands and causes of action of any nature or type whatsoever, whether at law or in equity, whether known or unknown, either now accrued or hereafter maturing, which it now has or hereafter can, shall or may have by reason of any matter, claim or action arising through the date hereof out of or relating to the Loan, the Bond Letter of Credit and the Loan Documents.

ARTICLE 5.

Conditions to Effectiveness

            Section 5.1     Conditions. The amendments to the Loan Agreement and the Waiver Covenant set forth herein shall become effective as of the date first above written (the "Effective Date") after all of the conditions set forth in Sections 5.2 through 5.5 hereof shall have been satisfied.

            Section 5.2     Execution of Amendment and Note. This Amendment and the renewal Revolving Note shall have been executed and delivered by the Borrower.

            Section 5.3     Confirmations of Guaranties. Each of Guarantors shall have executed and delivered confirmations of its Guaranty Agreement and Security Agreement.

            Section 5.4     CPAC Equipment Items. CPAC Equipment shall have executed a Security Agreement and Guaranty Agreement, and Bank shall have a perfected first Lien on its assets, subject only to Permitted Liens.

            Section 5.5     Representations and Warranties. (a) As of the Effective Date, the representations and warranties set forth in the Loan Agreement, and the representations and warranties set forth in each of the Loan Documents, shall be true and correct in all material respects; (b) as of the Effective Date, no Defaults or Events of Default shall have occurred and be continuing; (c) the Lender shall have received from the Borrower a certificate dated the Effective Date, certifying the matters set forth in subsections (a) and (b) of this Section 5.4.

            Section 5.6     Loan Fee. Borrower shall have paid Lender's amendment and renewal fee in the combined amount of $30,400 (the "Fees"), which fees have been fully earned by the Lender and are non-refundable in their entirety (except as provided in Section 6.2 hereof).

ARTICLE 6.

Miscellaneous

            Section 6.1     Entire Agreement; No Novation or Release. This Amendment, together with the Loan Documents, as in effect on the Effective Date, reflects the entire understanding with respect to the subject matter contained herein, and supersedes any prior agreements, whether written or oral. This Amendment is not intended to be, and shall not be deemed or

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construed to be, a satisfaction, novation or release of the Loan Agreement or any other Loan Document. Except as expressly amended hereby, all representations, warranties, terms, covenants and conditions of the Loan Agreement and the other Loan Documents shall remain unamended and unwaived and shall continue in full force and effect.

            Section 6.2     Credit for Fees. Borrower shall receive pro rata credit (based on length of time) of the Fees toward the upfront fee related to any acquisition-related refinance of the Loan Facility by Lender, if such refinance occurs within two years of the date hereof.

            Section 6.3     Fees and Expenses. All fees and expenses of the Lender incurred in connection with the issuance, preparation and closing of the transactions contemplated hereby shall be payable by the Borrower promptly upon the submission of the bill therefor. If the Borrower shall fail to promptly pay such bill, the Lender is authorized to pay such bill through an advance of funds under the Loan.

            Section 6.4     Choice of Law; Successors and Assigns. This Amendment shall be construed and enforced in accordance with and governed by the internal laws (as opposed to the conflicts of laws provisions) of the State of Georgia. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

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            WITNESS the hand and seal of each of the undersigned as of the date first written above.

LENDER:

BANK OF AMERICA, N.A.

By: /s/ Colleen M. O'Brien
Title: Vice President

BORROWER:

CPAC, INC.

By: /s/ Thomas J. Weldgen
Title: VP Finance & CFO

Attest: /s/ James W. Pembroke
Title: Chief Accounting Officer

[Corporate Seal]

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Exhibit 5.6

COMPLIANCE CERTIFICATE

              This Compliance Certificate (the "Certificate") is delivered pursuant to the Restated Loan and Security Agreement dated as of August 29, 2002 (together with all amendments and modifications, if any, from time to time made thereto, the "Loan Agreement"), between CPAC, INC. (the "Borrower") and Bank of America, N.A ("Lender"). Unless otherwise defined, terms used herein (including the exhibits hereto) have the meanings provided in the Loan Agreement.

              [The undersigned, being the duly elected, qualified and acting                             of the Borrower, on behalf of the Borrower and solely in his or her capacity as an officer of the Borrower,] [Borrower] hereby certifies and warrants that:

              He or she is the                             of the Borrower and that, as such, he or she is authorized to execute this Certificate on behalf of the Borrower.]

              He or she is the Borrower and is authorized to execute this Certificate.]

              As of                                   ,                   :

                                         Borrower was not in default of any of the provisions of the Loan Agreement during the period to which this Certificate relates;

              Tangible Net Worth. Borrower's consolidated Net Worth was $                                 as computed on Net Worth Exhibit attached hereto;

              Debt Service Coverage Ratio. Borrower's consolidated Debt Service Coverage Ratio was                        to 1.0 as computed on Debt Service Coverage Ratio Exhibit attached hereto;

              Funded Debt to Cash Flow. Borrower's consolidated Funded Debt to Cash Flow Ratio was                        to 1.0 as computed on Funded Debt to Cash Flow Exhibit attached hereto;

              Capital Expenditures. Borrower's Capital Expenditures were $                                        . (Maximum of $5,000,000 permitted)

Acquisitions. Borrower spent $                                on Acquisitions (Maximum of $5,000,000 permitted).

              Domestic Liquidity. Borrower's consolidated Domestic Liquidity was                                      ($2,000,000 minimum)

                            IN WITNESS WHEREOF, the undersigned has executed and delivered this certificate, this              day of                              , 20         .

CPAC, INC.

By:
Title:

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NET WORTH EXHIBIT

Period ending

Net Worth (on a consolidated basis)

1. Net Worth:
a. Total capital stock	$
b. plus paid in capital	$
c. plus retained earnings	$
d. less treasury stock	$
e. less foreign currency translation adjustments	$
f. Total Net Worth	$

Required Net Worth: $37,500,000+ (Net Income of $ x 25%)= $

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FUNDED DEBT TO CASH FLOW RATIO EXHIBIT

12 Month Period ending

Funded Debt to Cash Flow Ratio (on a consolidated basis)

1. Funded Debt:
all outstanding liabilities for borrowed money	$
+ other interest-bearing liabilities, including
current and long-term debt	$

(A) = Funded Debt	$

2. Cash Flow:
net income	$
+ income tax	$
+ interest expense	$
+ depreciation	$
+ amortization	$
+ the non cash portion of the write down of
the investment in Management Cleaning Controls	$ *

(B) = EBITDA
$

Funded Debt to Cash Flow Ratio = 1(A) divided by 2(B):	to 1.0.

Required ratio is:	Max. 3.00 to 1.0 at 9/30/05; 12/31/05
Max. 2.50 to 1.0 at/after 3/31/06

* through 3/31/06 for the write down in FQE 3/31/05 only

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DEBT SERVICE COVERAGE RATIO EXHIBIT

12 Month Period ending

Debt Service Coverage Ratio (on a consolidated basis)

1. Adjusted Cash Flow:
Cash Flow (see prior schedule 2(B)	$
- dividends, withdrawals, and other distributions	($ )

(A) = Total Adjusted Cash Flow	$

2. Debt Service
Current portion of long term debt (as of the date
12 months prior to the current financial statement)	$
+ current portion of capitalized lease obligations	$
+ interest expense on all obligations	$

(A) = Debt Service	$

Debt Service Coverage Ratio = 1(A) divided by 2(A)	to 1.0

Required ratio is:	Min. 1.15 to 1.0 at 9/30/05
Min. 1.50 to 1.0 at/after 12/31/05